

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 28, 2008

Room 7010

Keith Daniels
Executive Vice President and Chief Financial Officer
Ascendia Brands, Inc.
100 American Metro Boulevard Suite 108
Hamilton, NJ 08619

> **Re:**   **Ascendia Brands, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2006**
> **Form 10-Q for the Fiscal Quarter Ended May 27, 2006**
> **Form 10-Q for the Fiscal Quarter Ended August 26, 2006**
> **Form 10-Q for the Fiscal Quarter Ended November 25, 2006**
> **File No. 001-32187**

Dear Mr. Daniels:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief